

July 30, 2014

M. Scot Wingo
Chief Executive Officer
ChannelAdvisor Corporation
2701 Aerial Center Parkway
Morrisville, NC 27560

> **Re:** **ChannelAdvisor Corporation**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 001-35940**

Dear Mr. Wingo:

We have reviewed your letter dated July 9, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 6, 2014.

Form 10-K for the fiscal year ended December 31, 2013

Item 1. Business, page 3

1.   We note your response to prior comment number 1 and it is unclear to us why disclosure of backlog for the fixed subscription fees would not be material to an understanding of your business. In this regard, we note that the percentage of revenue from fixed subscription fees has continued to increase as a percentage of total revenue. We would also note that disclosure of backlog is a requirement, if material, regardless of whether the measure is used by management. Please confirm that you will disclose backlog from fixed subscription fees in future filings in accordance with Item 101(c)(1)(viii) of Regulation S-K.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Kim, Staff Attorney, at (202) 551-3579 or Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief